

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 22, 2009

Mr. Jeffrey E. Ganek
Chief Executive Officer
Neustar, Inc.
46000 Center Oak Plaza
Sterling, Virginia 20166

      RE: **Neustar, Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2008
                Filed March 2, 2009
                File No. 1-32548

                Form 10-Q for Fiscal Quarter Ended March 31, 2009
                Filed May 11, 2009

                Definitive Proxy Materials on Schedule 14A
                Filed April 30, 2009

Dear Mr. Ganek:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                      Sincerely,

                      Larry Spirgel
                      Assistant Director